

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Thomas R. Cangemi
Chairman, President and Chief Executive Officer
New York Community Bancorp Inc.
615 Merrick Avenue
Westbury, NY 11590

     Re: New York Community Bancorp Inc.
        Registration Statement on Form S-4
        Filed June 11, 2021
        File No. 333-257045

Dear Mr. Cangemi:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jessica Livingston at 202-551-3448 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance